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                             July 12, 2021

       Jeffrey S. Beebe
       Chief Executive Officer
       RealyInvest NNN, LLC
       2000 PGA Blvd, Suite 4440
       Palm Beach Gardens, FL 33408

                                                        Re: RealyInvest NNN,
LLC
                                                            Amendment No. 6 to
                                                            Offering Statement
on Form 1-A
                                                            Filed June 16, 2021
                                                            File No. 024-11345

       Dear Mr. Beebe:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 20, 2021 letter.

       Amendment No. 6 to Offering Statement Form 1-A

       Master Series Table, page 8

   1. We note your response to comment 2 from our letter dated March 15, 2021, your response to comment 1, and your
revisions to your offering circular. Please address the following:
                                                            Please tell us and
revise your filing to clarify whether or not management has
                                                             determined the
Starbucks property in Marietta, OH ("NNN-1 Property") to be a probable
acquisition. In your response, provide additional detail of management's considerations in
reaching its conclusion.
                                                            To the extent you
have determined that the NNN-1 Property is a probable acquisition, please tell us how
you determined it was not necessary to present pro forma financial
 Jeffrey S. Beebe
RealyInvest NNN, LLC
July 12, 2021
Page 2
              information to reflect the acquisition. Reference is made to Part F/S of Form 1-A.
                In light of your ability to obtain unaudited financial information, please further clarify for us how you were unable to obtain audited financial information for the NNN-1
              Property.
                Please tell us and revise your filing to clarify on which basis the financial information is based (i.e., U.S. GAAP, tax, etc.).
2. We note your response to comment 3 from our letter dated April 27, 2021. In light of your inclusion of a dividend rate, please tell us what consideration you gave to including a distribution table in your offering circular.
NNN-1 Series, page 17

3. Please revise your disclosure to include a discussion of additional anticipated expenses and your basis for determining such expenses. Your revisions should address, but not be limited to, the following:
             We note your disclosure that you will only consider NN properties with a third party warranty in place. Please revise to disclose if such a warranty is in place or expected to be in place for the NNN-1 Property and disclose any related warranty expense to be incurred by the issuer.
             We note that you will use advances on a credit facility to acquire your properties.
              Please revise to disclose the terms and anticipated interest expense related to this credit facility.
Independent Auditors' Report, page F-1

4. We note that your auditors' consent dated May 6, 2021 did not address the substance of comment 6 from our letter dated April 27, 2021. The audit report date on page F-2 is
         February 15, 2021 and this date is inconsistent with the audit report date of February 25,
         2021 disclosed within the consent. Please address this inconsistency in an amended filing.
General

5. We note your response to comment 1. Please disclose the material terms of the letter of intent and include risk factor disclosure addressing the risks associated with the non-
FirstName LastNameJeffrey S. Beebe
       binding letter of intent. Additionally, please provide detailed disclosure regarding the
Comapany    NameRealyInvest
       property                 NNN,
                and its location,     LLC
                                  the expected property management structure
and any potential
       management
July 12, 2021 Page 2 fees following the acquisition of the property. FirstName LastName
 Jeffrey S. Beebe
FirstName
RealyInvestLastNameJeffrey S. Beebe
             NNN, LLC
Comapany
July        NameRealyInvest NNN, LLC
     12, 2021
July 12,
Page  3 2021 Page 3
FirstName LastName
       You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Marty Tate